January 29, 2025

Adrian Gottschalk
Chief Executive Officer
Foghorn Therapeutics Inc.
500 Technology Square, Suite 700
Cambridge, MA 02139

       Re: Foghorn Therapeutics Inc.
           Registration Statement on Form S-3
           Filed January 24, 2025
           File No. 333-284476
Dear Adrian Gottschalk:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Rachel Phillips, Esq.